

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

Via E-Mail

Carlin G. Conner
Chief Executive Officer
OTPL GP, LLC
15631 Jacintoport Boulevard
Houston, Texas 77015

> **Re:** **Oiltanking Partners, L.P.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 23, 2011**
> **File No. 333-173199**

Dear Mr. Conner:

We have reviewed your amendment and your letter dated June 22, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1.   We note from page 92 that the primary feedstock that is imported through the Gulf Coast is crude oil, including heavy crudes from the Middle East among other regions, and note from the World-Wide Tank Terminal Network diagram on the inside cover of the prospectus that The Oiltanking Group has terminals in the Middle East. Iran, Syria and Sudan, countries that can be understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria or Sudan whether through affiliates, subsidiaries, or other direct or indirect arrangements.

We note for example from Exir Chemical Terminal's and Odfjell Terminals' websites that Oiltanking has a joint venture with Nuian, a private Iranian investor and Odfjell Terminals for a liquid chemical terminal in Iran which initiated operations in January 2010. We also note a 2002 news article stating that Oiltanking GmbH signed a memorandum of understanding with the United Arab Emirates' Star Energy Resources to jointly develop new business opportunities in bulk liquid storage and terminal facilities and that the two companies will focus on developing market opportunities in several Middle Eastern countries including Iran and Syria.

Your response should describe any services or products you have provided to Iran, Syria and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by the governments of these countries.

2. Please discuss the materiality of your contacts with Iran, Syria or Sudan in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms including, in addition to the revenue figures in your disclosure, the approximate dollar amounts of any associated assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan. Address specifically the potential for reputational harm from your relationship with the Oiltanking Group.

Executive Officer Compensation, page 114

3. We note your response to comment two in our letter dated June 17, 2011. We may have further comment once you file Exhibit 10.9, your form of Long-Term Performance Cash Award Agreement.

Exhibit Index

4. Please tell us why you have removed from your exhibit index Exhibit 21.1, your list of subsidiaries of Oiltanking Partners, L.P.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter at (202) 551-3317 or me at (202) 551-3740 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director